UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-3296

                                  CUSIP NUMBER
                                   297652 10 9

(Check One:)
/ / Form 10-K
/ / Form 20-F
/ / Form 11-K
/X/ Form 10-Q
/ / Form N-SAR

     For Period Ended: March 31, 2001

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR For the Transition Period Ended:


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

Full Name of Registrant:   TRADEQUEST INTERNATIONAL, INC.


Former Name if Applicable: ETHIKA CORPORATION


Address of Principal Executive Office (State and Number)

448 East 6400 South, Suite 450, Murray, Utah 84107


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filled on or before May 20, 2001 being on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

The Company is unable to file its Form 10-QSB on a timely basis due to delays in preparing the period information for both Ethika Corporation and Tradequest International, Inc., since the reorganization between Ethika Corporation and Tradequest International, Inc., did not occur until April 2, 2001, after the reporting period had ended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

DENNIS BROVARONE             303                  466 4092
(Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

/ x /  Yes   /   /  No



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(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 /  / Yes   / X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TRADEQUEST INTERNATIONAL, INC.
Formerly Ethika Corporation

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                             /s/ Dean Casutt
                                             ---------------
Date May 15, 2001                        By: Dean Casutt, President

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